VENOMYX, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

April 12, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Venomyx, Inc.
La Jolla, CA

We have reviewed the accompanying financial statements of Venomyx, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 12, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VENOMYX, INC.
BALANCE SHEET
DECEMBER 31, 2018
_____

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ -	$ 10,226
Supplies	16,000	20,000
TOTAL CURRENT ASSETS	16,000	30,226
TOTAL ASSETS	16,000	30,226

LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	25,000	25,000
TOTAL CURRENT LIABILITIES	25,000	25,000
NON-CURRENT LIABILITIES		
Convertible Note Payable	153,625	152,125
TOTAL LIABILITIES	178,625	177,125
SHAREHOLDERS' EQUITY		
Common Stock (100,000,000 shares authorized; 7,134,155 shares issued; $.0001 par value)	7,134	7,134
Additional Paid-In-Capital	99,866	99,866
SAFE Note	30,000	30,000
Retained Earnings (Deficit)	(299,625)	(283,899)
TOTAL SHAREHOLDERS' EQUITY	(162,625)	(146,899)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 16,000	$ 30,226

VENOMYX, INC.
INCOME STATEMENT
FOR THE PERIODS ENDED DECEMBER 31, 2018 & 2017

_____

	2018	2017
Operating Expense		
General & Adminstrative	$ 8,361	$ 8,425
Research & Development	5,364	200,064
Rent	1,500	12,993
Salaries & Wages	-	61,586
Selling & Marketing	-	180
	15,225	283,248
Net Income from Operations	(15,225)	(283,248)
Other Income (Expense)		
Interest Expense	(1,500)	(1,500)
Net Income	$ (16,725)	$ (284,748)

VENOMYX, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 & 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (16,725)	$ (284,748)
Change in Accounts Payable	-	25,000
Change in Supplies	-	(20,000)
Net Cash Flows From Operating Activities	(16,725)	(279,748)
Cash Flows From Financing Activities		
Change in Common Stock	-	7,134
Change in Additional Paid in Capital	-	99,866
Change in SAFE Note	-	30,000
Change in Convertible Notes Payable	1,500	152,125
Non-Cash Adjustment to Retained Earnings	999	849
Net Cash Flows From Investing Activities	2,499	289,974
Cash at Beginning of Period	10,226	-
Net Increase (Decrease) In Cash	(14,226)	10,226
Cash at End of Period	$ -	$ 10,226

VENOMYX, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 & 2017
_____

	2018	**2017**
Beginning Balance	$ (146,899)	$ -
Issuance of Common Stock	-	7,134
Change in Additional Paid-In-Capital	-	99,866
Issuance of SAFE Note	-	30,000
Net Income	(16,725)	(284,748)
Retained Earnings Adjustments	999	849
Ending Balance	$ (162,625)	$ (146,899)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Venomyx, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a pharmaceutical developer that is working on developing an anti-venom serum.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in the previous two years and currently has no viable product or operating capital.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF equity offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new products including, but not limited to, new technological innovations, protection of proprietary information, regulatory approval, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term. Based on the current operating plan, the cash on hand at December 31, 2018, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Accounts Payable

Accounts Payable comprises of payables due to third parties. This becomes due under pre-defined conditions such as debt and/or equity financing totaling at least $1,000,000 in the aggregate, significant revenue, September 30, 2017, or acquisition. The Company has an informal agreement with the party to defer payment to a to-be-determined date.

Supplies

Supplies comprises of consumables the Company uses in its day-to-day operations while developing its product. This account is stated on a cost-basis.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements.

Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service for three years from the date filed or the original due date, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, 2017, and 2018 remain subject to review by that State for three years from the date filed or the original due date, whichever is later.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of this pronouncement did not have any material impact of the financial statements.

NOTE D- DEBT

In 2016, the Company issued a series of convertible notes with the principle sum of $150,000. The notes accrue interest at 1% per annum and will mature one year from issue date. The principle and accrued interest will become due upon maturity. The Company has an informal agreement with the creditors to pay the amount due at a date to be determined.

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $30,000 of SAFE obligations outstanding, with a valuation cap of $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2018.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 12, 2019, the date that the financial statements were available to be issued.